File No. 82-34805

Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123 Facsimile: 81-3-5573-5139

SUPPL

07021532

February 28, 2007

Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc.**
Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) there under.

We have enclosed herewith in Exhibits 1 to 2 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between November 30, 2006, the date of such application, and February 28, 2007, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito
Name: Fumio Ito
Title: Director

3/6

File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 28, 2007

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated December 27, 2006 in connection with Establishment of a new company to jointly develop production technology for polysilicon for photovoltaic power generation (Attached as Exhibit 1)

ENGLISH LANGUAGE DOCUMENTS

2. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2007 ("Fiscal 2006") (Attached as Exhibit 2)

File No.82-34805

Exhibit 1

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

December 27, 2006

Chisso Corporation
Nippon Mining Holdings, Inc.
Toho Titanium Co., Ltd.

Establishment of a new company to jointly develop production technology for polysilicon for photovoltaic power generation

Chisso Corporation (Headquarters: Otemachi, Chiyoda-Ku, Tokyo; President/COO: Shun'ichi Okada,) Nippon Mining Holdings, Inc. (Headquarters: Toranomon, Minato-ku, Tokyo; President/Representative Director: Mitsunori Takahagi,) and Toho Titanium Co., Ltd. (Headquarters: Chigasaki, Chigasaki City, Kanagawa; Corporate Officer: Kazuharu Nogami) deliberated upon the formation of a new company to establish the technology for the production of polysilicon for photovoltaic power generation by zinc-reduction method (Chisso Solar-grade Silicon Technology), based on a joint study agreement entered on September 20, 2006. They have agreed as follows and today concluded a joint venture agreement.

[Outline of a new company]

(1) Company name: JAPAN SOLAR SILICON CO.,LTD.
(2) Scheduled date of establishment: January 31, 2007
(3) Head office: Chiyoda-ku, Tokyo
(4) Capital: ¥10 million
(5) Shareholders: Chisso Corporation 50%
Nippon Mining Holdings, Inc. 30%
Toho Titanium Co., Ltd. 20%
(6) President: Muneo Asami
(Currently Senior Manager, Corporate Research and Development Div., Chisso Corporation)
(7) Purpose of business: Research, production and sales of polysilicon for the use in solar cells
(8) Number of employees: Approx. 50

The new company will develop polysilicon and chlorosilane production technologies at its Minamata Research Branch (at Chisso Corporation Minamata Factory), zinc and chlorine recovery technology at the Chigasaki Research Branch (at Toho Titanium Chigasaki Plant), and analytical technique at the Toda Research Branch (at Nippon Mining Holdings Group Japan Energy Toda Administration Center). The company aims to establish the technology for commercial production of high purity polysilicon for photovoltaic power generation by June 2008. Also, the company will construct pilot plants for production of polysilicon in Minamata and for electrolytic technology in Chigasaki, respectively, and will conduct preliminary estimation by offering samples to customers.

Contact:
Chisso Corporation Tel: +81-3-3243-6370
Nippon Mining Holdings, Inc. Tel: +81-3-5573-5130
Toho Titanium Co., Ltd. Tel: +81-467-82-0742

[Reference 1 – Corporate Data]

1. Chisso Corporation

(1) Head office: 2-2-1 Otemachi, Chiyoda-ku, Tokyo 100-8105

(2) Representative: Shun'ichi Okada, President and Representative Director

(3) Established: January 1950

(4) Capital: ¥7.8 billion

(5) Business lines:

- Production and sales of chemical products

(6) Net sales: ¥199.6 billion (Consolidated; for the year ended March 2006)

(7) Number of employees: 2,280 (Consolidated; as of March 31, 2006)

2. Nippon Mining Holdings, Inc.

(1) Head office: 10-1, Toranomon 2-chome, Minato-ku, Tokyo 105-0001

(2) Representative: Mitsunori Takahagi, President and Representative Director

(3) Established: September 2002

(4) Capital: ¥73.92 billion

(5) Business lines:

- Exploration and drilling for oil resources; production and sales of petroleum and petrochemical products (Japan Energy Corporation)
- Resources and non-ferrous metals (exploration, mining, production, sales and recycling); production and sales of electronic materials and fabricated metal products (Nippon Mining & Metals Co., Ltd.)

(6) Net sales: ¥3,026.3 billion (Consolidated; for the year ended March 2006)

(7) Number of employees: 9,579 (Consolidated; as of March 31, 2006)

3. Toho Titanium Co., Ltd.

(1) Head office: 3-3-5, Chigasaki, Chigasaki-City, Kanagawa 253-8510

(2) Representative: Kazuharu Nogami, President and Representative Director

(3) Established: August 1953

(4) Capital: ¥4.8 billion

(5) Business lines:

- Production and sales of titanium metals
- Production and sales of electro-ceramic raw materials
- Production and sales of catalysts for propylene polymerization

(6) Net sales: ¥31.7 billion (Consolidated; for the year ended March 2006)

(7) Number of employees: 646 (Consolidated; as of March 31, 2006)

File No.82-34805

Exhibit 2

February 9, 2007

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2007 ("Fiscal 2006")

NIPPON MINING HOLDINGS, INC. (URL:http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118

Date for Convening the Board of Directors Meetings for the settlement of Accounts : February 9, 2007

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters relating to prepare quarterly consolidated financial statements

(1) Changes in accounting method :
Changes in grouping method of segment information summarized by product grouμ

(2) Changes in scope of consolidation and application of the equity method :
Consolidated subsidiaries : 115

(Newly included)	8	Nikko Fuji Precision (Wuxi) Co., Ltd. PPC Canada Enterprises Corp. Nikko Materials Taiwan Co., Ltd. Regalito Copper Corp., and its subsidiary Hibi Kyodo Smelting Co., Ltd., and other
(Excluded)	5	(Former) Nippon Mining & Metals Co., Ltd. Nikko Metal Manufacturing Co., Ltd. ANT Minerals Pty. Ltd. JOMO-NET Kyoto Co., Ltd. and other

Affiliated companies accounted for by the equity method : 15

(3) Quarterly figures are unaudited.

2. Operating results for the nine months ended December 31, 2006 (the period from April 1, 2006 to December 31, 2006)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	% (*1)	millions of yen	% (*1)	millions of yen	% (*1)
For the nine months ended December 31, 2006	2,816,536	[30.5]	112,965	[7.5]	183,636	[34.6]
For the nine months ended December 31, 2005	2,158,687	[17.4]	105,102	[19.7]	136,462	[31.8]
For the year ended March 31, 2006 (Fiscal 2005)	3,026,262	[20.9]	144,448	[15.0]	188,722	[27.5]

	Net Income		Basic EPS		Fully diluted EPS	
	millions of yen	% (*1)	yen	sen	yen	sen
For the nine months ended December 31, 2006	112,956	[31.7]	126	35	126	28
For the nine months ended December 31, 2005	85,778	[117.3]	101	27	101	24
For the year ended March 31, 2006 (Fiscal 2005)	96,905	[91.6]	113	87	113	84

Note: 1.Average number of shares issued (consolidated)

For the nine months ended December 31, 2006 : 894,014,768 shares, For the nine months ended December 31, 2005 : 847,047,796 shares,
For the year ended March 31, 2006 : 847,046,824 shares
*Total 80,000,000 new shares were issued in July and August 2006.

2.(*1) This represents the percentage of an increase or a decrease from the third quarter of the previous year.

(2) Financial position

	Total Assets	Net Assets
	millions of yen	millions of yen
As of December 31, 2006	2,103,604	703,074
As of December 31, 2005	1,841,652	453,805
As of March 31, 2006	1,859,583	467,479

	Shareholders' Equity Ratio	Net Assets Per Share
	%	yen sen
As of December 31, 2006	29.8	675 74
As of December 31, 2005	24.6	535 76
As of March 31, 2006	25.1	551 36

Note: Number of shares issued at end of period (consolidated)

As of December 31, 2006 : 926,950,244 shares, As of December 31, 2005 : 847,036,151 shares, As of March 31, 2006 : 847,047,065 shares
*Total 80,000,000 new shares were issued in July and August 2006.

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the nine months ended December 31, 2006	(50,943)	(79,015)
For the nine months ended December 31, 2005	(12,763)	(30,080)
For the year ended March 31, 2006 (Fiscal 2005)	24,258	(37,594)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the nine months ended December 31, 2006	126,422	60,829
For the nine months ended December 31, 2005	34,248	56,919
For the year ended March 31, 2006 (Fiscal 2005)	11,962	63,857

3. Consolidated projection for the year ending March 31, 2007 (Fiscal 2006)

(1) Operating results

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the year ending March 31, 2007 (Fiscal 2006)	3,790,000	185,000	110,000

Reference) Projection of Earnings Per Share 118 yen 67 sen

(2) Dividends

	Mid-term		Year-end		Full-year	
	yen	sen	yen	sen	yen	sen
For the year ending March 31, 2007	8	00	8	00	16	00

* This projection is based on information available as of February 9, 2007.
* The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheets (Unaudited)

Account title	Third quarter of Fiscal 2006 (As of December 31, 2006)		Fiscal 2005 (As of March 31, 2006)		Increase (Decrease)	Third quarter of Fiscal 2005 (As of December 31, 2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**2,103,604**	**100.0**	**1,859,583**	**100.0**	**244,021**	**1,841,652**	**100.0**
Current assets	1,056,796	50.2	906,380	48.7	150,416	882,935	47.9
Cash and time deposits	61,679		64,735		(3,056)	57,690	
Notes and accounts receivable, trade	407,767		334,604		73,163	339,631	
Securities	-		1		(1)	2	
Inventories	520,024		440,410		79,614	408,174	
Other current assets	69,020		68,284		736	78,608	
Less:Allowance for doubtful accounts	(1,694)		(1,654)		(40)	(1,170)	
Fixed assets	1,046,808	49.8	953,203	51.3	93,605	958,717	52.1
Property, plant and equipment	635,662		590,039		45,623	598,005	
Buildings and structures	131,616		129,708		1,908	132,685	
Machinery and equipment, other	175,020		159,745		15,275	160,852	
Land	283,501		283,930		(429)	285,324	
Construction in progress	45,525		16,656		28,869	19,144	
Intangible assets	94,632		64,794		29,838	63,978	
Investments and other long-term assets	316,514		298,370		18,144	296,734	
Investments in securities	260,118		238,520		21,598	233,418	
Long-term loans	11,287		15,364		(4,077)	16,858	
Deferred tax assets	12,021		11,144		877	11,112	
Other	34,180		34,463		(283)	36,324	
Less:Allowance for doubtful accounts	(1,092)		(1,121)		29	(978)	
Total assets	2,103,604	100.0	1,859,583	100.0	244,021	1,841,652	100.0
Liabilities	**1,400,530**	**66.6**	**1,346,077**	**72.4**	**54,453**	**1,344,141**	**73.0**
Current liabilities	994,830	47.3	921,019	49.5	73,811	913,971	49.6
Notes and accounts payable, trade	266,303		294,424		(28,121)	284,699	
Short-term borrowings	468,532		368,312		100,220	358,284	
Commercial paper	53,000		41,000		12,000	59,000	
Accounts payable, other	122,834		95,820		27,014	111,840	
Accrued income taxes	18,562		35,958		(17,396)	25,603	
Other current liabilities	65,599		85,505		(19,906)	74,545	
Long-term liabilities	405,700	19.3	425,058	22.9	(19,358)	430,170	23.4
Long-term debt	251,011		275,424		(24,413)	282,497	
Deferred tax liabilities	46,422		40,210		6,212	39,412	
Allowance for retirement benefits	60,389		59,590		799	61,981	
Allowance for periodic repair works	13,514		15,726		(2,212)	15,204	
Other long-term liabilities	34,364		34,108		256	31,076	
Net assets	**703,074**	**33.4**	**513,506**	**27.6**	**189,568**	**497,511**	**27.0**
Shareholders' equity	584,939	27.8	424,666	22.8	160,273	413,532	22.4
Common stock	73,920	3.5	40,000	2.2	33,920	40,000	2.2
Capital surplus	226,764	10.8	192,948	10.3	33,816	192,933	10.4
Retained earnings	284,785	13.5	192,148	10.3	92,637	181,014	9.8
Less: Treasury stock, at cost	(530)	(0.0)	(430)	(0.0)	(100)	(415)	(0.0)
Valuation and translation adjustment	41,439	2.0	42,813	2.3	(1,374)	40,273	2.2
Unrealized gain on marketable securities	34,804	1.7	39,471	2.1	(4,667)	39,679	2.2
Deferred hedge gain (loss)	(330)	(0.0)	-	-	(330)	-	-
Surplus from land revaluation	(3,355)	(0.2)	(3,340)	(0.2)	(15)	(2,992)	(0.2)
Accumulated translation adjustment	10,320	0.5	6,682	0.4	3,638	3,586	0.2
Share purchase warrants	144	0.0	-	-	144	-	-
Minority interest in consolidated subsidiaries	76,552	3.6	46,027	2.5	30,525	43,706	2.4
Total liabilities and Net assets	**2,103,604**	**100.0**	**1,859,583**	**100.0**	**244,021**	**1,841,652**	**100.0**

Note: Changes in accounting standard for presentation of net assets in the balance sheet :
Effective from the third quarter of Fiscal 2006, Nippon Mining Holdings, Inc. adopted Accounting Standards Board of Japan("ASBJ") Statement No.5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ on December 9, 2005 and ASBJ Guidance No.8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ on December 9, 2005. The amount corresponding to conventional "Shareholders' equity" in the balance sheet is 626,708 millions of yen.
"Net Assets" in the balance sheet for the interim accounting period of Fiscal 2006 is stated in accordance with the new accounting standard.
Consolidated balance sheets as of December 31, 2005 and March 31, 2006 are also reclassified in conformity with new accounting standard.

Consolidated Statements of Income (Unaudited)

Account title	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005		Increase (Decrease)	Fiscal 2005 (from April 1, 2005 to March 31, 2006)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Net sales	2,816,536	100.0	2,158,687	100.0	657,849	3,026,262	100.0
Cost of sales	2,570,311	91.3	1,932,336	89.5	637,975	2,712,989	89.6
Gross profit	246,225	8.7	226,351	10.5	19,874	313,273	10.4
Selling, general and administrative expenses	133,260	4.7	121,249	5.6	12,011	168,825	5.6
Operating income	112,965	4.0	105,102	4.9	7,863	144,448	4.8
Other income	86,056	3.0	44,644	2.0	41,412	61,674	2.0
Interest income	2,104		1,624		480	2,221	
Dividend income	1,418		1,342		76	1,627	
Exchange gain	4,164		-		4,164	-	
Amortization of negative goodwill including consolidation adjustment account	1,379		1,615		(236)	2,119	
Equity in income of non-consolidated subsidiaries and affiliates	72,874		36,661		36,213	50,983	
Other	4,117		3,402		715	4,724	
Other expenses	15,385	0.5	13,284	0.6	2,101	17,400	0.6
Interest expenses	9,938		8,130		1,808	10,938	
Exchange loss	-		779		(779)	25	
Other	5,447		4,375		1,072	6,437	
Income before special items	183,636	6.5	136,462	6.3	47,174	188,722	6.2
Special profit	16,524	0.6	15,041	0.7	1,483	17,831	0.6
Gain on sales of property, plant and equipment	1,863		3,730		(1,867)	4,339	
Gain on sales of investments in securities	13,622		6,077		7,545	7,156	
Gain on proceeds from casualty insurance	-		2,609		(2,609)	2,706	
Bad debt recovery	-		2,313		(2,313)	2,313	
Other	1,039		312		727	1,317	
Special loss	7,617	0.3	6,447	0.3	1,170	33,909	1.1
Loss on sales of property, plant and equipment	192		233		(41)	310	
Loss on disposal of property, plant and equipment	1,957		2,949		(992)	5,251	
Impairment losses	1,075		754		321	5,563	
Loss on write-down of investments in securities	402		148		254	614	
Reorganization and restructuring costs	306		730		(424)	13,586	
Provision for environmental remediation allowance	-		35		(35)	4,269	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	3,413		-		3,413	1,002	
Provision for allowance for periodic repair works	-		551		(551)	551	
Other	272		1,047		(775)	2,763	
Income before income taxes	192,543	6.8	145,056	6.7	47,487	172,644	5.7
Income taxes	49,260	1.7	42,947	2.0	6,313	59,189	2.0
Deferred income tax	7,974	0.3	4,927	0.2	3,047	1,694	0.1
Minority interest in earnings of consolidated subsidiaries	(22,353)	(0.8)	(11,404)	(0.5)	(10,949)	(14,856)	(0.4)
Net income	112,956	4.0	85,778	4.0	27,178	96,905	3.2

Consolidated Statements of Changes in Net Assets (Unaudited)

For the nine months ended December 31, 2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Share purchase warrants	Minority interest in consolidated subsidiaries	Net ass Total
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance as of March 31,2006	40,000	192,948	192,148	(430)	424,666	39,471	–	(3,340)	6,682	–	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			112,956		112,956							112,956
Acquisition of treasury stock				(108)	(108)							(108)
Disposition of treasury stock		4		2	6							6
Grant of treasury stock with exercise of share purchase warrants		(6)		6	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from change of consolidated subsidiary			252		252							252
Net changes of Net Assets other than Shareholders' equity						(4,667)	(330)	(15)	3,638	144	30,525	29,295
Total changes	33,920	33,816	92,637	(100)	160,273	(4,667)	(330)	(15)	3,638	144	30,525	189,568
Balance as of December 31, 2006	73,920	226,764	284,785	(530)	584,939	34,804	(330)	(3,355)	10,320	144	76,552	703,074

Note: From the third quarter of fiscal 2006, this is presented in accordance with "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No.9, December 27,2005).
The above resulted in the replacement of the consolidated statements of retained earnings prepared in the past.

Consolidated Statements of Cash Flows (Unaudited)

Account title	For the nine months ended December 31,2006	For the nine months ended December 31,2005	Fiscal 2005 (from April 1, 2005 to March 31, 2006)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	192,543	145,056	172,644
Depreciation and amortization	35,692	33,305	44,871
Impairment losses	1,075	754	5,563
Amortization of goodwill	2,055	—	—
Amortization of negative goodwill	(1,379)	—	—
Amortization of consolidation adjustment account	—	(1,489)	(1,947)
Interest and dividend income	(3,522)	(2,966)	(3,848)
Interest expenses	9,938	8,130	10,938
Equity in income of non-consolidated subsidiaries and affiliates	(72,874)	(36,661)	(50,983)
Gain on sales of investments in securities	(13,622)	(6,077)	(7,156)
Loss on write-down of investments in securities	402	148	614
Loss (gain) on sales and disposal of property, plant and equipment	286	(548)	1,222
Reorganization and restructuring costs	306	730	13,586
Increase in trade receivables	(72,572)	(67,830)	(60,154)
Increase in inventories	(67,895)	(123,030)	(153,037)
Increase (decrease) in trade payables	(9,595)	76,667	65,005
Increase in accrued consumption tax	5,360	2,629	5,259
Other, net	(21,113)	(200)	16,348
Subtotal	(14,915)	28,618	58,925
Interest and dividend received	45,309	21,215	34,570
Interest paid	(10,043)	(7,710)	(11,018)
Payment for special retirement benefits	(1,182)	(403)	(444)
Income taxes paid	(70,112)	(54,483)	(57,775)
Net cash provided by (used in) operating activities	(50,943)	(12,763)	24,258
Cash flows from investing activities			
Decrease (increase) in time deposits, net	42	(1,035)	(1,186)
Proceeds from maturities or sales of securities	1	8	9
Payments for acquisition of property, plant and equipment	(60,124)	(39,932)	(53,231)
Proceeds from sales of property, plant and equipment	3,888	7,902	9,162
Payments for acquisition of intangible assets	(6,067)	(3,312)	(4,628)
Payments for long-term prepaid expenses	(1,580)	(1,185)	(1,679)
Payments for acquisition of investments in securities	(263)	(5,752)	(6,129)
Proceeds from maturities or sales of investments in securities	14,645	9,649	11,270
Payments for acquisition of business assets	(22,338)	—	—
Net payments for acquisition of investments in newly consolidated subsidiaries	(14,013)	—	—
Net proceeds from acquisition of investments in newly consolidated subsidiary	—	—	1,682
Decrease in short-term loans, net	152	146	2,558
Payments for lending of long-term loans	(220)	(604)	(658)
Collection of long-term loans	6,221	3,562	5,194
Other, net	641	473	42
Net cash used in investing activities	(79,015)	(30,080)	(37,594)
Cash flows from financing activities			
Increase in short-term borrowings, net	80,273	44,788	48,353
Increase in commercial paper, net	12,000	32,000	14,000
Proceeds from borrowing of long-term bank loans and others	26,199	41,562	66,836
Repayments of long-term bank loans and others	(45,067)	(67,762)	(97,638)
Proceeds from issuance of stock	67,738	—	—
Proceeds from issuance of stock to minority shareholder	13,090	—	—
Proceeds from third-party share allotment of consolidated subsidiary	4,000	—	—
Cash dividends paid	(20,137)	(8,479)	(8,479)
Cash dividends paid to minority shareholders	(11,233)	(7,853)	(10,876)
Other, net	(441)	(8)	(234)
Net cash provided by financing activities	126,422	34,248	11,962
Effect of exchange rate changes on cash and cash equivalents	6	1,906	1,623
Net increase (decrease) in cash and cash equivalents	(3,530)	(6,689)	249
Cash and cash equivalents at beginning of period	63,857	62,473	62,473
Increase due to subsidiaries newly included consolidation	502	1,135	1,135
Cash and cash equivalents at end of period	60,829	56,919	63,857

Segment Information (Unaudited)

Segment Information summarized by product group

For the nine months ended December 31, 2006 (from April 1, 2006 to December 31, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,025,713	775,551	15,272	2,816,536	-	2,816,536
(2) Inter-group	3,289	1,232	21,468	25,989	(25,989)	-
Total	2,029,002	776,783	36,740	2,842,525	(25,989)	2,816,536
Operating costs and expenses	1,968,252	726,638	35,620	2,730,510	(26,939)	2,703,571
Operating income	60,750	50,145	1,120	112,015	950	112,965
Income before special items	65,518	112,640	4,495	182,653	983	183,636

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	640,556	94,684	40,311	-	775,551
(2) Inter-group	33,981	4,243	13,925	(50,917)	1,232
Total	674,537	98,927	54,236	(50,917)	776,783
Operating costs and expenses	638,726	92,008	47,756	(51,852)	726,638
Operating income	35,811	6,919	6,480	935	50,145
Income before special items	99,049	5,833	6,823	935	112,640

For the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,727,216	315,395	73,650	34,529	7,897	2,158,687	-	2,158,687
(2) Inter-group	2,871	20,190	2,518	5,109	8,585	39,273	(39,273)	-
Total	1,730,087	335,585	76,168	39,638	16,482	2,197,960	(39,273)	2,158,687
Operating costs and expenses	1,657,756	317,300	67,498	34,699	15,985	2,093,238	(39,653)	2,053,585
Operating income	72,331	18,285	8,670	4,939	497	104,722	380	105,102
Income before special items	71,426	50,020	7,637	5,058	1,497	135,638	824	136,462

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	2,407,824	455,061	102,684	48,374	12,319	3,026,262	-	3,026,262
(2) Inter-group	4,247	29,089	3,638	7,162	13,467	57,603	(57,603)	-
Total	2,412,071	484,150	106,322	55,536	25,786	3,083,865	(57,603)	3,026,262
Operating costs and expenses	2,313,297	457,329	95,130	49,391	24,365	2,939,512	(57,698)	2,881,814
Operating income	98,774	26,821	11,192	6,145	1,421	144,353	95	144,448
Income before special items	99,044	70,281	9,649	6,376	2,812	188,162	560	188,722

Note: Main products for each group are the following;

For the nine months ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, real-estate, electric wires, cables, titanium, common group administrative activities such as fund procurement, etc.

For the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005)
and for the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, engineering, real-estate, ship transport, etc.
Resources and Non-ferrous Metals	resource development, copper, gold, silver, zinc, sulfuric acid, electric wires, cables, titanium, ship transport, etc.
Electronic Materials	copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, common group administrative activities such as fund procurement, etc.

Note: Changes in segment classification

In April of this year, three core metals-related businesses of the Group, namely Nippon Mining and Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd.
As a result, three segments, Resources and Non-ferrous Metals, Electronic Materials and Metal Fabrication, were integrated into Metals segment.
For disclosure of financial results of metals-related segments, Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

At the same time, a classification of businesses among segments was changed as follows:

* Engineering and real-estate businesses were transferred from Petroleum segment to Other operations segment as a result of expansion of operations.
* Electric wires, cables and titanium businesses were transferred from Resources and Non-ferrous Metals segment to Other operations segment in order to launch new operations and concentrate on business resources of Non-ferrous Metals business into copper and recycling and environmental businesses.
* Convenience store business was transferred from Other operations segment to Petroleum segment in order to promote and enhance customer satisfaction programs in petroleum business.

Reclassification of financial results for the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005) and the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) according to a new classification are the following:

For the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	1,718,901	423,574	16,212	2,158,687	-	2,158,687
(2) Inter-group	2,486	658	16,416	19,560	(19,560)	-
Total	1,721,387	424,232	32,628	2,178,247	(19,560)	2,158,687
Operating costs and expenses	1,649,603	393,033	31,584	2,074,220	(20,635)	2,053,585
Operating income	71,784	31,199	1,044	104,027	1,075	105,102
Income before special items	70,892	60,385	3,666	134,943	1,519	136,462

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	322,146	73,650	27,778	-	423,574
(2) Inter-group	21,429	2,518	9,594	(32,883)	658
Total	343,575	76,168	37,372	(32,883)	424,232
Operating costs and expenses	325,107	67,498	32,616	(32,188)	393,033
Operating income (loss)	18,468	8,670	4,756	(695)	31,199
Income (loss) before special items	48,557	7,637	4,886	(695)	60,385

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,389,254	606,119	30,889	3,026,262	-	3,026,262
(2) Inter-group	3,386	1,010	27,678	32,074	(32,074)	-
Total	2,392,640	607,129	58,567	3,058,336	(32,074)	3,026,262
Operating costs and expenses	2,296,019	564,152	54,993	2,915,164	(33,350)	2,881,814
Operating income	96,621	42,977	3,574	143,172	1,276	144,448
Income before special items	96,961	82,845	7,175	186,981	1,741	188,722

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	464,363	102,684	39,072	-	606,119
(2) Inter-group	31,023	3,638	13,684	(47,335)	1,010
Total	495,386	106,322	52,756	(47,335)	607,129
Operating costs and expenses	468,331	95,130	46,845	(46,154)	564,152
Operating income (loss)	27,055	11,192	5,911	(1,181)	42,977
Income (loss) before special items	68,221	9,649	6,156	(1,181)	82,845

Quarterly Review & Annual Forecasts (Unaudited)

	For the year ending March 31, 2007 (Fiscal 2006)				
	1Q (from Apr.1,2006 to Jun.30,2006)	2Q (from Jul.1,2006 to Sep.30,2006)	3Q (from Oct.1,2006 to Dec.31,2006)	4Q (from Jan.1,2007 to Mar.31,2007) (Forecast)	FY2006 (from Apr.1,2006 to Mar.31,2007) (Forecast)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	854,158	953,385	1,008,993	973,464	3,790,000
Income before special items	41,972	73,620	68,044	1,364	185,000
Net Income	22,401	50,115	40,440	(2,956)	110,000
					yen
Earnings per share					118.67
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,950,949	2,043,586	2,103,604	2,079,000	2,079,000
Net Assets	529,157	657,394	703,074	694,000	694,000
					yen
Net Assets per share					672.10
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(43,301)	483	(8,125)	78,943	28,000
Cash flows from investing activities	(26,491)	(26,789)	(25,735)	(43,985)	(123,000)
Cash flows from financing activities	70,112	22,615	33,695	(34,422)	92,000
Cash and cash equivalents at end of period	64,124	60,619	60,829	61,000	61,000

	For the year ended March 31, 2006 (Fiscal 2005)				
	1Q (from Apr.1,2005 to Jun.30,2005)	2Q (from Jul.1,2005 to Sep.30,2005)	3Q (from Oct.1,2005 to Dec.31,2005)	4Q (from Jan.1,2006 to Mar.31,2006)	FY2005 (from Apr.1,2005 to Mar.31,2006)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	636,934	728,186	793,567	867,575	3,026,262
Income before special items	46,356	36,757	53,349	52,260	188,722
Net Income	28,945	23,520	33,313	11,127	96,905
					yen
Earnings per share					113.87
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,640,544	1,723,355	1,841,652	1,859,583	1,859,583
Net Assets	376,958	412,200	453,805	467,479	467,479
					yen
Net Assets per share					551.36
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(21,296)	30,901	(22,368)	37,021	24,258
Cash flows from investing activities	(2,632)	(9,307)	(18,141)	(7,514)	(37,594)
Cash flows from financing activities	22,120	(25,027)	37,155	(22,286)	11,962
Cash and cash equivalents at end of period	62,381	59,182	56,919	63,857	63,857

Financial Results for 3rd Quarter of FY2006

Ⅰ　Financial Results for 3Q FY2006

1．**Operating Results(consolidated)**

2．**Information by Segments**

<1> Petroleum (Japan Energy Group)

<2> Metals (Nippon Mining & Metals Group)

① Resources & Metals Company Group

② Electronic Materials Company Group

③ Metal Manufacturing Company Group

Ⅱ　Annual Forecasts FY2006

1．**Comparison with FY2005**

2．**Information by Segments**

<1> Petroleum (Japan Energy Group)

<2> Metals (Nippon Mining & Metals Group)

① Resources & Metals Company Group

② Electronic Materials Company Group

③ Metal Manufacturing Company Group

3．**Comparison with the Previous Forecasts**

4．**Quarterly Review**

Ⅲ　Balance Sheet,　Cash Flows etc.

1．**Consolidated Balance Sheet**

2．**Consolidated Cash Flows**

3．**Dividends**

4．**Interest-bearing Debt**

5．**Debt to Equity Ratio**

6．**Capital Expenditure and Depreciation**

7．**Number of Employees**

Nippon Mining Holdings, INC.

February 9, 2007

※ Statements which are not an historical fact are future projections made based on certain assumptions and our management' s judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Financial Results for 3Q FY2006

※ **Since segment classification has been slightly changed from FY2006, all the figures by segment for FY2006 and FY2005 on the following statements are based on the new classification.**

1. Operating Results(consolidated)

(Billions of Yen)

	FY2006			FY2005			Differences	
	1H	3Q (3 months)	Total (9 months)	1H	3Q (3 months)	Total (9 months)	3Q (3 months)	Total (9 months)
Net Sales	1,807.5	1,009.0	2,816.5	1,365.1	793.6	2,158.7	(O)215.4	(O) 657.8
Operating Income	75.5	37.4	113.0	63.4	41.7	105.1	(×) 4.2	(O) 7.9
Other Income and Expenses, net	40.1	30.6	70.7	19.7	11.7	31.4	(O) 18.9	(O) 39.3
Income before Special Items	115.6	68.0	183.6	83.1	53.3	136.5	(O) 14.7	(O) 47.2
Special Profit and Loss, net	8.4	0.5	8.9	5.0	3.6	8.6	(×) 3.1	(O) 0.3
Income Taxes	37.8	19.5	57.2	28.7	19.2	47.9	(×) 0.3	(×) 9.4
Minority Interest	13.7	8.7	22.4	6.9	4.5	11.4	(×) 4.2	(×) 10.9
Net Income	72.5	40.4	113.0	52.5	33.3	85.8	(O) 7.1	(O) 27.2

<1> Scope of Consolidation

① Consolidated subsidiaries 115 (8 additions, 5 reductions)
② Equity method affiliates 15 (- additions, - reductions)

<2> FY2006 3Q (3 months ended December 31, 2006)

(1) Breakdown of Income before Special Items, ¥68.0 billion

① Operating Income ¥37.4bn

• Petroleum		22.3
• Metals		14.5
➢ Resources & Metals	10.9	
➢ Electronic Materials	1.2	
➢ Metal Manufacturing	1.9	
➢ Metals Group Adjustments	0.6	
• Others		0.6

② Other Income (Expenses), net ¥30.6bn

• Interest and dividend income	1.2
• Amortization of negative goodwill	0.5
• Equity in income of non-consolidated subsidiaries and affiliates	31.6
• Interest expenses	(3.3)
• Others	0.6

(2) Breakdown of Special Profit and Loss, ¥0.5 billion

- Gain on sales of investments in securities 0.0
- Gain on sales of property, plant and equipment 1.2
- Loss on disposal of property, plant and equipment (0.8)
- Others 0.1

<3> FY2006 1Q-3Q (9 months ended December 31, 2006)

(1) Breakdown of Income before Special Items, ¥183.6 billion

① Operating Income ¥113.0bn

- Petroleum 60.8
- Metals 50.1
  - Resources & Metals 35.8
  - Electronic Materials 6.9
  - Metal Manufacturing 6.5
  - Metals Group Adjustments 0.9
- Others 2.1

② Other Income (Expenses), net ¥70.7bn

- Interest and dividend income 3.5
- Amortization of negative goodwill 1.4
- Equity in income of non-consolidated subsidiaries and affiliates 72.9
- Interest expenses (9.9)
- Others 2.8

(2) Breakdown of Special Profit and Loss, ¥8.9bn

- Gain on sales of investments in securities 13.6
- Gain on sales of property, plant and equipment 1.9
- Loss on disposal of property, plant and equipment (2.0)
- Impairment losses (1.1)
- Provision for allowance for cost of disposal of unutilized property, plant and equipment (3.4)
- Others (0.1)

<4> Segment Information

(Billions of Yen)

		FY2006			FY2005			Differences (Total)
		1H	3Q	Total	1H	3Q	Total	
Petroleum (Japan Energy Group)	Net Sales	1,297.5	731.5	2,029.0	1,087.2	634.1	1,721.4	(O) 307.6
	Operating Income	38.4	22.3	60.8	42.1	29.7	71.8	(×) 11.0
	Income before Special Items	41.7	23.8	65.5	41.5	29.3	70.9	(×) 5.4
Metals (Nippon Mining & Metals Group)	Net Sales	503.6	273.2	776.8	268.8	155.4	424.2	(O) 352.6
	Operating Income	35.6	14.5	50.1	19.6	11.6	31.2	(O) 18.9
	Income before Special Items	70.5	42.2	112.6	37.9	22.5	60.4	(O) 52.3
Resources & Metals	Net Sales	438.2	236.4	674.5	218.1	125.4	343.6	(O) 331.0
	Operating Income	24.9	10.9	35.8	12.7	5.8	18.5	(O) 17.3
	Income before Special Items	60.1	38.9	99.0	31.5	17.1	48.6	(O) 50.5
Electronic Materials	Net Sales	64.6	34.4	98.9	47.4	28.8	76.2	(O) 22.8
	Operating Income	5.7	1.2	6.9	5.1	3.6	8.7	(×) 1.8
	Income before Special Items	5.1	0.7	5.8	4.3	3.3	7.6	(×) 1.8
Metal Manufacturing	Net Sales	35.1	19.1	54.2	23.1	14.3	37.4	(O) 16.9
	Operating Income	4.6	1.9	6.5	2.4	2.3	4.8	(O) 1.7
	Income before Special Items	4.9	1.9	6.8	2.6	2.3	4.9	(O) 1.9
Metals Group Adjustments	Net Sales	(34.3)	(16.7)	(50.9)	(19.8)	(13.0)	(32.9)	(×) 18.0
	Operating Income	0.3	0.6	0.9	(0.5)	(0.2)	(0.7)	(O) 1.6
	Income before Special Items	0.3	0.6	0.9	(0.5)	(0.2)	(0.7)	(O) 1.6
Others	Net Sales	25.0	11.7	36.7	23.2	9.4	32.6	(O) 4.1
	Operating Income	1.5	0.6	2.1	1.7	0.4	2.1	(×) 0.0
	Income before Special Items	3.4	2.1	5.5	3.7	1.5	5.2	(O) 0.3
Eliminations	Net Sales	(18.5)	(7.5)	(26.0)	(14.2)	(5.4)	(19.6)	(×) 6.4
Total	Net Sales	1,807.5	1,009.0	2,816.5	1,365.1	793.6	2,158.7	(O) 657.8
	Operating Income	75.5	37.4	113.0	63.4	41.7	105.1	(O) 7.9
	Income before Special Items	115.6	68.0	183.6	83.1	53.3	136.5	(O) 47.2

※ Net Sales of each segments includes inter-segment sales.
※ Income of eliminations and corporate income are included in Others.

<5> Assumptions

			FY2006			FY2005		
			1H	3Q	Total	1H	2H	Total
All Segments		Exchange Rate (¥／$)	115	118	116	109	117	112
Petroleum		Dubai Spot Price ($／BBL)	65.4	57.3	62.7	51.6	52.9	52.0
		Market Price of Paraxylene ($／t) ACP Base	1,133	1,097	1,121	859	947	888
Metals	Resources & Metals	Market Price of Copper (¢／lb)	338	321	332	162	195	173
		Electrolytic Copper Sales (1,000 tons／period)	308	176	484	302	141	443
	Electronic Materials	Electro-deposited Copper Foil Sales (tons／month)	2,038	1,961	2,012	2,097	1,877	2,024
		Treated Rolled Copper Foil Sales (1,000 meters／month)	3,613	4,052	3,759	3,021	5,021	3,688
		ITO Target Sales (tons／month)	25.9	32.2	28.0	24.2	29.0	25.8
	Metal Manufacturing	Wrought Copper Products (1,000 tons／period)	20.0	9.6	29.6	16.8	9.5	26.4
		Special Steel Products (1,000 tons／period)	2.5	0.9	3.4	1.9	1.2	3.1
		High Quality Products Ratio	42%	46%	43%	41%	45%	43%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2006			FY2005			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	1,297.5	731.5	2,029.0	1,087.2	634.1	1,721.4	(○) 307.6
Operating Income	38.4	22.3	60.8	42.1	29.7	71.8	(×) 11.0
Income before Special Items	41.7	23.8	65.5	41.5	29.3	70.9	(×) 5.4

Factors in ¥5.4 billion decrease in the Income before Special Items

- Decrease of profit in inventory valuation (×) ¥20.8bn
  - * 05/1Q-3Q: ¥36.2bn → 06/1Q-3Q: ¥15.3bn
- Increase in income for petrochemical business (○) ¥6.6bn
- Others (○) ¥3.2bn
  - * Time lag, cost reduction, etc.
- Other income and expenses (○) ¥5.7bn
  - * Improvement of Exchange gain and loss、Increase in equity in income of non-consolidated subsidiaries and affiliates

(2) Sales volume and growth rate

	Domestic sales volume (Thousands of KL)			Growth rate
	FY2006			(06/1Q-3Q vs. 05/1Q-3Q)
	1H	3Q	Total	
Gasoline	3,113	1,531	4,644	98.3%
Naphtha	1,759	1,058	2,817	98.1%
Jet Fuel	322	155	477	102.6%
Kerosene	715	795	1,510	93.7%
Gas Oil	2,084	1,103	3,187	96.4%
A Heavy Fuel	1,235	645	1,880	93.4%
C Heavy Fuel	939	489	1,428	75.2%
Total	**10,167**	**5,775**	**15,943**	**94.4%**
Gasoline & Middle Distillation	7,148	4,074	11,221	96.3%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(Millions of KL)

		FY2006			FY2005				
		Apr-Jun	Jul-Sep	Oct-Dec	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining volume	4.53	5.83	5.69	4.55	5.28	5.44	5.48	20.74
	Utilization rate	79%	98%	94%	81%	93%	94%	97%	91%
	Comparison with Previous Year	100%	110%	105%	102%	112%	98%	101%	103%
Mizushima	Refining volume	2.94	2.97	2.93	1.97	2.69	2.79	2.90	10.36
	Utilization rate	99%	99%	98%	68%	92%	94%	99%	88%
	Comparison with Previous Year	149%	110%	105%	69%	111%	95%	103%	94%
Kashima	Refining volume	1.59	2.86	2.76	2.57	2.59	2.64	2.58	10.39
	Utilization rate	57%	98%	90%	94%	93%	95%	95%	94%
	Comparison with Previous Year	62%	111%	104%	161%	113%	102%	98%	114%

※ Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 205,200 Barrels/Day

Kashima Oil Kashima Refinery : 200,000 Barrels/Day

(from October 15, 2006 : 210,000 Barrels/Day)

<2> Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

		FY2006			FY2005			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Metals (Nippon Mining & Metals Group)	Net Sales	503.6	273.2	776.8	268.8	155.4	424.2	(O) 352.6
	Operating Income	35.6	14.5	50.1	19.6	11.6	31.2	(O) 18.9
	Income before Special Items	70.5	42.2	112.6	37.9	22.5	60.4	(O) 52.3
Resources & Metals	Net Sales	438.2	236.4	674.5	218.1	125.4	343.6	(O) 331.0
	Operating Income	24.9	10.9	35.8	12.7	5.8	18.5	(O) 17.3
	Income before Special Items	60.1	38.9	99.0	31.5	17.1	48.6	(O) 50.5
Electronic Materials	Net Sales	64.6	34.4	98.9	47.4	28.8	76.2	(O) 22.8
	Operating Income	5.7	1.2	6.9	5.1	3.6	8.7	(×) 1.8
	Income before Special Items	5.1	0.7	5.8	4.3	3.3	7.6	(×) 1.8
Metal Manufacturing	Net Sales	35.1	19.1	54.2	23.1	14.3	37.4	(O) 16.9
	Operating Income	4.6	1.9	6.5	2.4	2.3	4.8	(O) 1.7
	Income before Special Items	4.9	1.9	6.8	2.6	2.3	4.9	(O) 1.9
Metals Group Adjustments	Net Sales	(34.3)	(16.7)	(50.9)	(19.8)	(13.0)	(32.9)	(×) 18.0
	Operating Income	0.3	0.6	0.9	(0.5)	(0.2)	(0.7)	(O) 1.6
	Income before Special Items	0.3	0.6	0.9	(0.5)	(0.2)	(0.7)	(O) 1.6

<2-①> Resources & Metals Company Group

(1) Operating Results

(Billions of Yen)

	FY2006			FY2005			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	438.2	236.4	674.5	218.1	125.4	343.6	(○) 331.0
Operating Income	24.9	10.9	35.8	12.7	5.8	18.5	(○) 17.3
Income before Special Items	60.1	38.9	99.0	31.5	17.1	48.6	(○) 50.5

Factors in ¥50.5bn increase in the Income before Special Items

- Resources & Metals Company and consolidated subsidiaries (○) ¥17.5bn
  * Negative factors: Increase of cost for Regalito project, etc.
  * Positive factors: Metal prices up, TC/RC improvement, Depreciation of the yen, etc.
- Equity in income of non-consolidated subsidiaries and affiliates (○) ¥32.9bn
  * Minera Los Pelambres (○) ¥19.5bn (Copper price up, etc.)
  * LS-Nikko (○) ¥3.4bn (TC/RC improvement, etc.)

(2) Price and Sales Volume

		FY2006			FY2005			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Price	Copper (¢/lb)	338	321	332	162	195	173	(+) 159
	Gold ($/TOZ)	625	614	621	433	486	451	(+) 170
	Platinum ($/TOZ)	1,200	1,129	1,176	883	958	908	(+) 268
	Palladium ($/TOZ)	335	321	330	189	240	206	(+) 124
Sales Volume	Copper (Thousand tons)	308	176	484	302	141	443	(+) 41

<2-②> Electronic Materials Company Group

(1) Operating Results

(Billions of Yen)

	FY2006			FY2005			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	64.6	34.4	98.9	47.4	28.8	76.2	(O) 22.8
Operating Income	5.7	1.2	6.9	5.1	3.6	8.7	(×) 1.8
Income before Special Items	5.1	0.7	5.8	4.3	3.3	7.6	(×) 1.8

Factors in ¥1.8 billion decrease in the Income before Special Items

- Operating Income (×)¥1.8bn
  - * Electro-deposited copper foil (O) ¥5.0bn
  - * Treated rolled copper foil (×) ¥0.4bn
  - * Sputtering target (×) ¥7.2bn
    - Semiconductor (O) ¥1.6bn
    - ITO (×) ¥9.1bn
      (Negative impact of inventory valuation, etc.)
    - Others (O) ¥0.3bn
  - * Compound semiconductor materials and others (O)¥0.4bn
  - * Expenses including research and development cost (O)¥0.4bn

- Other Income and Expenses ¥ -

(2) Breakdown by Products

(Billions of Yen)

		FY2006			FY2005			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Electro-deposited and Treated Rolled Copper Foil	Net Sales	24.5	13.7	38.2	17.4	10.9	28.3	(O) 9.9
	Operating Income	3.3	1.6	4.9	(0.5)	0.8	0.3	(O) 4.6
Targets	Net Sales	32.1	16.5	48.5	24.4	14.9	39.3	(O) 9.2
	Operating Income	2.6	(0.2)	2.4	6.0	3.6	9.6	(×) 7.2
Compound Semiconductor Materials and Others	Net Sales	8.0	4.2	12.2	5.6	3.0	8.6	(O) 3.6
	Operating Income	(0.2)	(0.2)	(0.4)	(0.4)	(0.8)	(1.2)	(O) 0.8
Total	Net Sales	64.6	34.4	98.9	47.4	28.8	76.2	(O) 22.8
	Operating Income	5.7	1.2	6.9	5.1	3.6	8.7	(×) 1.8

※For FY2006, general and administrative cost allocation methods for each product group in Electronic Materials Company have been changed. Accordingly, the figures for FY2005 above are presented in the same manner.

<2-③> Metal Manufacturing Company Group

(1) Operating Results

(Billions of Yen)

	FY2006			FY2005			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	35.1	19.1	54.2	23.1	14.3	37.4	(○) 16.9
Operating Income	4.6	1.9	6.5	2.4	2.3	4.8	(○) 1.7
Income before Special Items	4.9	1.9	6.8	2.6	2.3	4.9	(○) 1.9

Factors in ¥1.9 billion increase in the Income before Special Items

- Sales increase (○) ¥1.3bn
  - * Phosphor bronze (○)¥0.7bn
  - * Copper foil (○)¥0.1bn
  - * Titanium copper (○)¥0.2bn
- Copper price up (○) ¥0.9bn
- Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (×) ¥0.3bn
  (Increase of fixed cost due to full operation for precision rolling business)
- Others ¥ -bn

(2) Sales by Products

(Billions of Yen)

		FY2006			FY2005			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Wrought copper	Phosphor bronze	12.3	6.2	18.5	6.7	3.9	10.6	(○) 7.9
	Corson alloy	3.9	2.5	6.4	3.0	1.8	4.8	(○) 1.6
	Copper foil	4.2	2.3	6.5	2.6	2.5	5.1	(○) 1.4
	Others	6.4	3.5	9.9	4.0	2.3	6.3	(○) 3.6
Special steel	Stainless steel	1.1	0.4	1.5	0.9	0.5	1.4	(○) 0.1
	High-nickel alloy	2.5	1.2	3.7	1.6	1.1	2.7	(○) 1.0
	Others	0.1	0.1	0.2	0.2	-	0.2	-
Precision processing		6.3	3.1	9.4	4.4	2.1	6.5	(○) 2.9
Eliminations		(1.7)	(0.2)	(1.9)	(0.3)	0.1	(0.2)	(×) 1.7
Total		35.1	19.1	54.2	23.1	14.3	37.4	(○) 16.9

Ⅱ Annual Forecasts FY2006

※ **Since segment classification has been slightly changed from FY2006, all the figures by segment for FY2005 and FY2006 on the following statements are based on the new classification.**

1. Comparison with FY2005

<1> Assumptions

			FY2006			FY2005		
			1H	2H(F)	Total	1H	2H	Total
All Segments		Exchange Rate (¥／$)	115	116	116	109	117	113
Petroleum		Dubai Spot Price ($／BBL)	65.4	54.1	59.7	51.6	55.4	53.5
Petroleum		Market Price of Paraxylene ($／t) ACP Market Base	1,133	1,080	1,107	859	947	903
Metals	Resources & Metals	Market Price of Copper (¢／lb)	338	280	309	162	210	186
Metals	Resources & Metals	Electrolytic Copper Sales (1,000 tons／period)	308	335	643	302	287	588
Metals	Electronic Materials	Electro-deposited Copper Foil Sales (tons／month)	2,038	1,846	1,942	2,097	2,062	2,080
Metals	Electronic Materials	Treated Rolled Copper Foil Sales (1,000 meters／month)	3,613	3,393	3,503	3,021	4,566	3,794
Metals	Electronic Materials	ITO Target Sales (tons／month)	25.9	34.0	29.9	24.2	28.0	26.1
Metals	Metal Manufacturing	Wrought Copper Products (1,000 tons／period)	20.0	18.6	38.6	16.8	19.6	36.4
Metals	Metal Manufacturing	Special Steel Products (1,000 tons／period)	2.5	1.5	4.1	1.9	2.5	4.4
Metals	Metal Manufacturing	High Quality Products Ratio	42%	45%	43%	41%	45%	43%

※ FY2006 2H (F) : Forecasts

<2> Operating Forecasts (consolidated)

(Billions of Yen)

	FY2006			FY2005			Differences (FY2006-FY2005)
	1H	2H(F)	Total	1H	2H	Total	
Net Sales	1,807.5	1,982.5	3,790.0	1,365.1	1,661.1	3,026.3	(○) 763.7
Operating Income	75.5	19.5	95.0	63.4	81.0	144.4	(×) 49.4
Income before Special Items	115.6	69.4	185.0	83.1	105.6	188.7	(×) 3.7
Net Income	72.5	37.5	110.0	52.5	44.4	96.9	(○) 13.1
Ratio of Income before Special Items to Net Sales	6.4%	3.5%	4.9%	6.1%	6.4%	6.2%	(×) 1.4%
Earnings Per Share (yen)			118.7			113.9	(○) 4.8
Number of Shares (1000 Shares)			926,950			847,047	(+) 79,903

※ Profit or loss in inventory valuation in income before special items

(Billions of Yen)

	FY2006 (Forecasts)			FY2005 (Actual)			Notes
	Petroleum	Metals	Total	Petroleum	Metals	Total	
Inventory valuation by periodic average method	8.0	(2.8)	5.2	50.9	7.0	57.9	
Inventory valuation by lower of cost or market method	(29.0)	(5.0)	(34.0)	—	—	—	<Assumption> Monthly average Dubai spot price of March 2007: 46$/bbl
Total	(21.0)	(7.8)	(28.8)	(50.9)	7.0	57.9	

<3> **Operating Forecasts by Segments**

(Billions of Yen)

			FY2006 (Forecasts)			FY2005 (Actual)			Differences		
			1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)		Net Sales	1,297.5	1,452.5	2,750.0	1,087.2	1,305.4	2,392.6	(○) 210.2	(○) 147.1	(○) 357.4
		Operating Income	38.4	0.6	39.0	42.1	54.5	96.6	(×) 3.7	(×) 53.9	(×) 57.6
		Income before Special Items	41.7	3.3	45.0	41.5	55.4	97.0	(○) 0.2	(×) 52.1	(×) 52.0
Metals (Nippon Mining & Metals Group)		Net Sales	503.6	503.4	1,007.0	268.8	338.3	607.1	(○) 234.8	(○) 165.1	(○) 399.9
		Operating Income	35.6	16.9	52.5	19.6	23.4	43.0	(○) 16.0	(×) 6.4	(○) 9.5
		Income before Special Items	70.5	62.5	133.0	37.9	45.0	82.8	(○) 32.6	(○) 17.5	(○) 50.2
	Resources & Metals	Net Sales	438.2	432.8	871.0	218.1	277.2	495.4	(○) 220.0	(○) 155.6	(○) 375.6
		Operating Income	24.9	17.5	42.4	12.7	14.4	27.1	(○) 12.3	(○) 3.1	(○) 15.3
		Income before Special Items	60.1	64.2	124.3	31.5	36.7	68.2	(○) 28.6	(○) 27.4	(○) 56.1
	Electronic Materials	Net Sales	64.6	65.4	130.0	47.4	58.9	106.3	(○) 17.2	(○) 6.5	(○) 23.7
		Operating Income	5.7	1.1	6.8	5.1	6.1	11.2	(○) 0.6	(×) 5.0	(×) 4.4
		Income before Special Items	5.1	0.1	5.2	4.3	5.3	9.6	(○) 0.7	(×) 5.2	(×) 4.4
	Metal Manufacturing	Net Sales	35.1	34.9	70.0	23.1	29.6	52.8	(○) 12.0	(○) 5.3	(○) 17.2
		Operating Income	4.6	2.1	6.7	2.4	3.5	5.9	(○) 2.2	(×) 1.4	(○) 0.8
		Income before Special Items	4.9	2.1	7.0	2.6	3.6	6.2	(○) 2.4	(×) 1.5	(○) 0.8
	Metals Group Adjustments	Net Sales	(34.3)	(29.7)	(64.0)	(19.8)	(27.5)	(47.3)	(×) 14.4	(×) 2.2	(×) 16.7
		Operating Income	0.3	(3.8)	(3.5)	(0.5)	(0.6)	(1.2)	(○) 0.9	(×) 3.2	(×) 2.3
		Income before Special Items	0.3	(3.8)	(3.5)	(0.5)	(0.6)	(1.2)	(○) 0.9	(×) 3.2	(×) 2.3
Others		Net Sales	25.0	41.0	66.0	23.2	35.3	58.5	(○) 1.8	(○) 5.7	(○) 7.5
		Operating Income	1.5	2.0	3.5	1.7	3.2	4.9	(×) 0.2	(×) 1.2	(×) 1.4
		Income before Special Items	3.4	3.6	7.0	3.7	5.2	8.9	(×) 0.3	(×) 1.6	(×) 1.9
Eliminations		Net Sales	(18.5)	(14.5)	(33.0)	(14.2)	(17.9)	(32.0)	(×) 4.3	(○) 3.4	(×) 1.0
Total		Net Sales	1,807.5	1,982.5	3,790.0	1,365.1	1,661.1	3,026.3	(○) 442.4	(○) 321.3	(○) 763.7
		Operating Income	75.5	19.5	95.0	63.4	81.0	144.4	(○) 12.1	(×) 61.6	(×) 49.4
		Income before Special Items	115.6	69.4	185.0	83.1	105.6	188.7	(○) 32.5	(×) 36.2	(×) 3.7

※ Net Sales of each segment includes inter-segments sales.

※ Income of eliminations and corporate is included in Others.

<4> Income before Special Items (FY2006 vs. FY2005)

(Billions of Yen)

	FY2006 (Forecasts)	FY2005 (Actual)	Differences	Notes
Petroleum (Japan Energy Group)	45.0	97.0	(×) 52.0	➢ Inventory valuation (×)¥71.9bn (FY2005: (+)¥50.9bn → FY2006: (-)¥21.0bn) ➢ Petrochemicals (○)¥9.5bn ➢ Others (×)¥10.4bn ・ Time lag, etc.
Metals (Nippon Mining & Metals Group)	133.0	82.8	(○) 50.2	
Resources & Metals	124.3	68.2	(○) 56.1	➢ Resources & Metals Company and consolidated subsidiaries(○)¥15.3bn ・ Increase of cost for Regalito project ・ Metal prices up ・ TC/RC improvement, etc. ➢ Equity in income of non-consolidated subsidiaries and affiliates(○)¥40.8bn ・ Copper price up (2005:167¢/lb → 2006:305¢/lb)
Electronic Materials	5.2	9.6	(×) 4.4	➢ Improvement of margin of Electro-deposited Copper Foil ➢ Decrease of sales price of ITO Target ➢ Negative impact of inventory valuation
Metal Manufacturing	7.0	6.2	(○) 0.8	➢ Sales increase of IT-related products ➢ Relative decrease of raw materials cost
Metals Group Adjustments	(3.5)	(1.2)	(×) 2.3	➢ Unrealized profits in Metals group ➢ Negative impact of inventory valuation
Others	7.0	8.9	(×) 1.9	➢ Decrease of profit in Independent Operating Companies & Functional Support Companies
Total	185.0	188.7	(×) 3.7	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2006			FY2005			Differences		
	1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Net Sales	1,297.5	1,452.5	2,750.0	1,087.2	1,305.4	2,392.6	(○) 210.2	(○) 147.1	(○) 357.4
Operating Income	38.4	0.6	39.0	42.1	54.5	96.6	(×) 3.7	(×) 53.9	(×) 57.6
Income before Special Items	41.7	3.3	45.0	41.5	55.4	97.0	(○) 0.2	(×) 52.1	(×) 52.0

(2) Sales volume and growth rate of fuel oil

	Domestic sales volume (Thousands of KL)			Growth rate 2006 vs. 2005
	FY2006 (F)	FY2005	Differences	
Gasoline	6,100	6,188	(-) 88	98.6%
Naphtha	3,700	3,747	(-) 47	98.7%
Jet Fuel	650	635	(+) 15	102.6%
Kerosene	2,500	2,801	(-) 301	89.1%
Gas Oil	4,200	4,367	(-) 167	96.3%
A Heavy Fuel	2,600	2,833	(-) 233	92.0%
C Heavy Fuel	2,000	2,595	(-) 595	77.8%
Total	21,750	23,166	(-) 1,416	94.0%
Gasoline & Middle Distillation	15,400	16,189	(-) 789	95.2%

(3) Number of JOMO Service Stations

	2002 Mar. 31	2003 Mar. 31	2004 Mar. 31	2005 Mar. 31	2006 Mar. 31	2006 Sep. 30	2006 Dec. 31
Owned by Japan Energy <Self-SS>	1,284 <105>	1,229 <227>	1,207 <264>	1,172 <297>	1,154 <347>	1,148 <372>	1,154 <382>
Owned by wholesalers and others <Self-SS>	3,192 <59>	3,067 <95>	2,943 <121>	2,851 <143>	2,679 <187>	2,614 <206>	2,583 <222>
Total <Self-SS>	4,476 <164>	4,296 <322>	4,150 <385>	4,023 <440>	3,833 <534>	3,762 <578>	3,737 <604>

(4) Petrochemical Profit

(Billions of Yen)

FY2006 (F)	FY2005	FY2004	FY2003
25.0	15.5	24.5	8.5

<2> Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

		FY2006 (Forecasts)			FY2005 (Actual)			Differences		
		1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Metals (Nippon Mining & Metals Group)	Net Sales	503.6	503.4	1,007.0	268.8	338.3	607.1	(O)234.8	(O)165.1	(O)399.9
	Operating Income	35.6	16.9	52.5	19.6	23.4	43.0	(O) 16.0	(×) 6.4	(O) 9.5
	Income before Special Items	70.5	62.5	133.0	37.9	45.0	82.8	(O) 32.6	(O) 17.5	(O) 50.2
Resources & Metals	Net Sales	438.2	432.8	871.0	218.1	277.2	495.4	(O)220.0	(O)155.6	(O)375.6
	Operating Income	24.9	17.5	42.4	12.7	14.4	27.1	(O) 12.3	(O) 3.1	(O) 15.3
	Income before Special Items	60.1	64.2	124.3	31.5	36.7	68.2	(O) 28.6	(O) 27.4	(O) 56.1
Electronic Materials	Net Sales	64.6	65.4	130.0	47.4	58.9	106.3	(O) 17.2	(O) 6.5	(O) 23.7
	Operating Income	5.7	1.1	6.8	5.1	6.1	11.2	(O) 0.6	(×) 5.0	(×) 4.4
	Income before Special Items	5.1	0.1	5.2	4.3	5.3	9.6	(O) 0.7	(×) 5.2	(×) 4.4
Metal Manufacturing	Net Sales	35.1	34.9	70.0	23.1	29.6	52.8	(O) 12.0	(O) 5.3	(O) 17.2
	Operating Income	4.6	2.1	6.7	2.4	3.5	5.9	(O) 2.2	(×) 1.4	(O) 0.8
	Income before Special Items	4.9	2.1	7.0	2.6	3.6	6.2	(O) 2.4	(×) 1.5	(O) 0.8
Metals Group Adjustments	Net Sales	(34.3)	(29.7)	(64.0)	(19.8)	(27.5)	(47.3)	(×) 14.4	(×) 2.2	(×) 16.7
	Operating Income	0.3	(3.8)	(3.5)	(0.5)	(0.6)	(1.2)	(O) 0.9	(×) 3.2	(×) 2.3
	Income before Special Items	0.3	(3.8)	(3.5)	(0.5)	(0.6)	(1.2)	(O) 0.9	(×) 3.2	(×) 2.3

<2-①> Resources & Metals Company Group

(1) Forecasts

(Billions of Yen)

	FY2006			FY2005			Differences		
	1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Net Sales	438.2	432.8	871.0	218.1	277.2	495.4	(O) 220.0	(O) 155.6	(O) 375.6
Operating Income	24.9	17.5	42.4	12.7	14.4	27.1	(O) 12.3	(O) 3.1	(O) 15.3
Income before Special Items	60.1	64.2	124.3	31.5	36.7	68.2	(O) 28.6	(O) 27.4	(O) 56.1

(2) Price and Sales Volume

		FY2006			FY2005		
		1H	2H (F)		1H	2H	
Price	Copper (¢/lb)	338	280	309	162	210	186
	Gold ($/TOZ)	625	607	616	433	520	477
	Platinum ($/TOZ)	1,200	1,114	1,157	883	998	940
	Palladium ($/TOZ)	335	311	323	189	265	227
Sales Volume (1,000 tons/period)	Electrolytic Copper	308	335	643	302	287	588

<2-②> Electronic Materials Company Group

(1) Forecasts

(Billions of Yen)

	FY2006			FY2005			Differences		
	1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Net Sales	64.6	65.4	130.0	47.4	58.9	106.3	(○) 17.2	(○) 6.5	(○) 23.7
Operating Income	5.7	1.1	6.8	5.1	6.1	11.2	(○) 0.6	(×) 5.0	(×) 4.4
Income before Special Items	5.1	0.1	5.2	4.3	5.3	9.6	(○) 0.7	(×) 5.2	(×) 4.4

(2) Breakdown by products

(Billions of Yen)

		FY2006			FY2005			Differences		
		1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Electro-deposited and Treated Rolled Copper Foil	Net Sales	24.5	24.5	49.0	17.4	22.2	39.6	(○) 7.1	(○) 2.3	(○) 9.4
	Operating Income	3.3	2.3	5.6	(0.5)	1.2	0.7	(○) 3.8	(○) 1.1	(○) 4.9
Targets	Net Sales	32.1	33.3	65.4	24.4	30.4	54.8	(○) 7.7	(○) 2.9	(○) 10.6
	Operating Income	2.6	(0.6)	2.0	6.0	5.6	11.6	(×) 3.4	(×) 6.2	(×) 9.6
Compound semiconductor materials and Others	Net Sales	8.0	7.6	15.6	5.6	6.3	11.9	(○) 2.4	(○) 1.3	(○) 3.7
	Operating Income	(0.2)	(0.6)	(0.8)	(0.4)	(0.7)	(1.1)	(○) 0.2	(○) 0.1	(○) 0.3
Total	Net Sales	64.6	65.4	130.0	47.4	58.9	106.3	(○) 17.2	(○) 6.5	(○) 23.7
	Operating Income	5.7	1.1	6.8	5.1	6.1	11.2	(○) 0.6	(×) 5.0	(×) 4.4

※For FY2006, general and administrative cost allocation methods for each product group in Electronic Materials Company have been changed. Accordingly, the figures for FY2005 above are presented in the same manner.

<2-③> Metal Manufacturing Company Group

(1) Forecasts

(Billions of Yen)

	FY2006			FY2005			Differences		
	1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Net Sales	35.1	34.9	70.0	23.1	29.6	52.8	(○) 12.0	(○) 5.3	(○) 17.2
Operating Income	4.6	2.1	6.7	2.4	3.5	5.9	(○) 2.2	(×) 1.4	(○) 0.8
Income before Special Items	4.9	2.1	7.0	2.6	3.6	6.2	(○) 2.4	(×) 1.5	(○) 0.8

(2) Sales by products

(Billions of Yen)

		FY2006			FY2005			Differences		
		1H	2H(F)	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	12.3	11.2	23.5	6.7	8.6	15.3	(○) 5.6	(○) 2.6	(○) 8.2
	Corson alloy	3.9	4.2	8.1	3.0	3.8	6.8	(○) 0.9	(○) 0.4	(○) 1.3
	Copper foil	4.2	3.8	8.0	2.6	4.5	7.1	(○) 1.6	(×) 0.7	(○) 0.9
	Others	6.4	6.4	12.8	4.0	5.0	9.0	(○) 2.4	(○) 1.4	(○) 3.8
Special steel	Stainless steel	1.1	0.8	1.9	0.9	1.1	2.0	(○) 0.2	(×) 0.3	(×) 0.1
	High-Nickel alloy	2.5	1.7	4.2	1.6	2.4	4.0	(○) 0.9	(×) 0.7	(○) 0.2
	Others	0.1	0.1	0.2	0.2	0.1	0.3	(×) 0.1	-	(×) 0.1
Precision processing		6.3	6.4	12.7	4.4	4.6	9.1	(○) 1.9	(○) 1.8	(○) 3.6
Eliminations		(1.7)	0.3	(1.4)	(0.3)	(0.5)	(0.8)	(×) 1.4	(○) 0.8	(×) 0.6
Total		35.1	34.9	70.0	23.1	29.6	52.8	(○) 12.0	(○) 5.3	(○) 17.2

3. Comparison with the previous forecasts

<1> FY2006 full year

(1) Assumptions

			FY2006 (Full year)		
			Revised forecasts	Previous forecasts (Nov. 9)	Differences
All Segments		Exchange Rate (¥／$)	116	113	(+) 3
Petroleum		Dubai Spot Price ($／BBL)	59.7	62.7	(-) 3
		Market Price of Paraxylene ($／t) ACP Market Base	1,107	1,112	(-) 5
Metals	Resources & Metals	Market Price of Copper (¢／lb)	309	314	(-) 5
		Electrolytic Copper Sales (1,000 tons／period)	643	628	(+) 15
	Electronic Materials	Electro-deposited Copper Foil Sales (tons／month)	1,942	2,095	(-) 153
		Treated Rolled Copper Foil Sales (1,000 meters／month)	3,503	4,057	(-) 554
		ITO Target Sales (tons／month)	29.9	33.2	(-) 3.3
	Metal Manufacturing	Wrought Copper Products (1,000 tons／period)	38.6	39.7	(-) 1.1
		Special Steel Products (1,000 tons／period)	4.1	4.6	(-) 0.5
		High Quality Products Ratio	43%	43%	-

(2) Annual Forecasts

(Billions of Yen)

	FY2006 (Full year)		
	Revised forecasts	Previous forecasts (Nov. 9)	Differences
Net Sales	3,790.0	3,770.0	(○) 20.0
Operating Income	95.0	113.0	(×) 18.0
Income before Special Items	185.0	185.0	-
Net Income	110.0	110.0	-
Ratio of Income before Special Items to Net Sales	4.9%	4.9%	-
Earnings Per Share (yen)	118.7	118.7	-
Number of Share (1,000 Shares)	926,950	926,994	(-) 44

(3) Segment Information

(Billions of Yen)

		FY2006 (Full year)		
		Revised forecasts	Previous forecasts (Nov. 9)	Differences
Petroleum (Japan Energy Group)	Net Sales	2,750.0	2,750.0	–
	Operating Income	39.0	52.0	(×) 13.0
	Income before Special Items	45.0	56.0	(×) 11.0
Metals (Nippon Mining & Metals Group)	Net Sales	1,007.0	984.0	(○) 23.0
	Operating Income	52.5	57.5	(×) 5.0
	Income before Special Items	133.0	122.0	(○) 11.0
Resources & Metals	Net Sales	871.0	831.0	(○) 40.0
	Operating Income	42.4	40.8	(○) 1.6
	Income before Special Items	124.3	107.1	(○) 17.2
Electronic Materials	Net Sales	130.0	144.0	(×) 14.0
	Operating Income	6.8	11.7	(×) 4.9
	Income before Special Items	5.2	9.6	(×) 4.4
Metal Manufacturing	Net Sales	70.0	71.0	(×) 1.0
	Operating Income	6.7	8.1	(×) 1.4
	Income before Special Items	7.0	8.4	(×) 1.4
Metals Group Adjustments	Net Sales	(64.0)	(62.0)	(×) 2.0
	Operating Income	(3.5)	(3.1)	(×) 0.4
	Income before Special Items	(3.5)	(3.1)	(×) 0.4
Others	Net Sales	66.0	65.0	(○) 1.0
	Operating Income	3.5	3.5	–
	Income before Special Items	7.0	7.0	–
Eliminations	Net Sales	(33.0)	(29.0)	(×) 4.0
Total	Net Sales	3,790.0	3,770.0	(○) 20.0
	Operating Income	95.0	113.0	(×) 18.0
	Income before Special Items	185.0	185.0	–

(4) Income before Special Items FY2006 (Full year)

(Billions of Yen)

	Revised forecasts	Previous forecasts (Nov. 9)	Differences	Notes
Petroleum (Japan Energy Group)	45.0	56.0	(×) 11.0	➢ inventory valuation (×) 26.5 (Previous: (+)¥5.5bn → Revised: (-)¥21.0bn) ➢ Others (○)¥15.5bn • Time lag, increase in income for petrochemical business, etc.
Metals (Nippon Mining & Metals Group)	133.0	122.0	(○) 11.0	
Resources & Metals	124.3	107.1	(○) 17.2	➢ Resources & Metals Company and consolidated subsidiaries (○)¥3.1bn • Depreciation of yen • Increase in income for Recycling and Environmental Services Business. ➢ Equity in income of non-consolidated subsidiaries and affiliates (○)¥14.1bn • Copper price up, etc. (Previous: 283¢/lb → Revised: 305¢/lb)
Electronic Materials	5.2	9.6	(×) 4.4	➢ Sales decrease of treated rolled copper foil ➢ Decrease of Sales price of ITO Target ➢ Negative impact of inventory valuation, etc.
Metal Manufacturing	7.0	8.4	(×) 1.4	➢ Sales decrease of IT-related products
Metals Group Adjustments	(3.5)	(3.1)	(×) 0.4	➢ Unrealized profits in Metals group ➢ Negative impact of inventory valuation, etc.
Others	7.0	7.0	—	
Total	185.0	185.0	—	

4. Quarterly Review

(Billions of Yen)

		FY2006						
		1Q	2Q	1H	3Q	4Q (Forecasts)	2H (Forecasts)	Total (Forecasts)
Petroleum (Japan Energy Group)	Net Sales	601.2	696.2	1,297.5	731.5	721.0	1,452.5	2,750.0
	Operating Income	9.4	29.0	38.4	22.3	(21.8)	0.6	39.0
	Income before Special Items	10.3	31.4	41.7	23.8	(20.5)	3.3	45.0
Metals (Nippon Mining & Metals Group)	Net Sales	249.9	253.7	503.6	273.2	230.2	503.4	1,007.0
	Operating Income	17.9	17.7	35.6	14.5	2.3	16.9	52.5
	Income before Special Items	30.1	40.4	70.5	42.2	20.4	62.5	133.0
Resources & Metals	Net Sales	218.5	219.7	438.2	236.4	196.5	432.8	871.0
	Operating Income	11.8	13.2	24.9	10.9	6.6	17.5	42.4
	Income before Special Items	24.2	35.9	60.1	38.9	25.3	64.2	124.3
Electronic Materials	Net Sales	31.7	32.8	64.6	34.4	31.1	65.4	130.0
	Operating Income	3.5	2.2	5.7	1.2	(0.1)	1.1	6.8
	Income before Special Items	3.1	2.0	5.1	0.7	(0.6)	0.1	5.2
Metal Manufacturing	Net Sales	16.9	18.2	35.1	19.1	15.8	34.9	70.0
	Operating Income	2.4	2.2	4.6	1.9	0.2	2.1	6.7
	Income before Special Items	2.6	2.3	4.9	1.9	0.2	2.1	7.0
Metals Group Adjustments	Net Sales	(17.2)	(17.1)	(34.3)	(16.7)	(13.1)	(29.7)	(64.0)
	Operating Income	0.2	0.1	0.3	0.6	(4.4)	(3.8)	(3.5)
	Income before Special Items	0.2	0.1	0.3	0.6	(4.4)	(3.8)	(3.5)
Others	Net Sales	9.1	15.9	25.0	11.7	29.3	41.0	66.0
	Operating Income	0.4	1.1	1.5	0.6	1.4	2.0	3.5
	Income before Special Items	1.6	1.8	3.4	2.1	1.5	3.6	7.0
Eliminations	Net Sales	(6.1)	(12.4)	(18.5)	(7.5)	(7.0)	(14.5)	(33.0)
Total	Net Sales	854.2	953.4	1,807.5	1,009.0	973.5	1,982.5	3,790.0
	Operating Income	27.7	47.8	75.5	37.4	(18.1)	19.5	95.0
	Income before Special Items	42.0	73.6	115.6	68.0	1.4	69.4	185.0

Ⅲ Consolidated Balance Sheet, Consolidated Cash Flows etc.

1. Consolidated Balance Sheet

<1> Balance Sheet

(Billions of Yen)

	Dec.31, 2006 [A]	※1 Mar.31, 2006 [B]	Differences [A]−[B]	Mar.31 2007 (Forecasts) [C]	Differences [C]−[B]
Current assets	1,056.8	906.4	(+) 150.4		
Fixed assets	1,046.8	953.2	(+) 93.6		
Total assets	2,103.6	1,859.6	(+) 244.0	2,079.0	(+) 219.4
Current liabilities	994.8	921.0	(+) 73.8		
Long-term liabilities	405.7	425.1	(−) 19.4		
Total liabilities	1,400.5	1,346.1	(+) 54.5	1,385.0	(−) 38.9
Net assets	703.1	513.5	(+) 189.6	694.0	(+) 180.5
Shareholders' equity and valuation and translation adjustment	626.4	467.5	(+) 158.9	623.0	(+) 155.5
Minority interest in consolidated subsidiaries	76.7	46.0	(+) 30.7	71.0	(+) 25.0

※2 Shareholders' Equity Ratio	29.8%	25.1%	(+) 4.7%	30.0%	(+) 4.9%
※2 BPS (¥/Share)	¥675.74	¥551.36	(+) ¥124.38	¥672.10	(+) ¥120.74
Interest-bearing Debt	772.5	684.7	(+) 87.8	741.0	(+) 56.3

※1: From the FY2006, "Net Assets" are presented in accordance with "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No. 5, December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, December 9, 2005). For Mar.31, 2006, "Total Shareholders' Equity" and other items are classified as "Net Assets" in accordance with the above standard and guidance.

※2: In calculation of Shareholders' Equity Ratio and BPS, "Shareholders' equity and valuation and translation adjustment" is used as shareholders' equity.

<2> Factors in Change from Mar.31, 2006 to Dec.31, 2006

(Billions of Yen)

(1) Assets (+) 244.0

➢ Cash and cash equivalents	(-) 3.0
➢ Notes and account receivable, trade and Inventories (excluding the amount of transactions with Mitsui Mining and Smelting)	(+) 142.8
➢ Capital expenditures	(+) 66.3
➢ Depreciation and amortization	(-) 35.7
➢ Acquisition of investments in securities and lending of loans (including acquisition of copper smelting business from Mitsui Mining and Smelting)	(+) 38.9
➢ Difference in equity in income of affiliates and dividend received from such companies	(+) 31.1
➢ Unrealized gain on marketable securities	(-) 7.9
➢ Others (changes in scope of consolidation, etc.)	(+) 11.5

(2) Liabilities (+) 54.5

➢ Interest-bearing debt (including increase due to subsidiaries newly included consolidation:13.7)	(+) 87.8
➢ Accrued income taxes	(-) 17.4
➢ Account payable	(-) 6.4
➢ Others (allowance for retirement benefits, etc)	(-) 9.5

(3) Net assets (+) 189.6

➢ New issue of stocks	(+) 67.7
➢ Net income	(+) 113.0
➢ Cash dividends paid	(-) 20.1
➢ Unrealized gain on marketable securities	(-) 4.7
➢ Accumulated translation adjustment	(+) 3.6
➢ Minority interest, etc.	(+) 30.1

<3> Factors in Change from Mar.31, 2006 to Mar.31, 2007 (Forecasts)

(Billions of Yen)

(1) Assets (+) 219.4

➢ Notes and account receivable, trade and Inventories (excluding the amount of transactions with Mitsui Mining and Smelting)	(+) 78.0
➢ Capital expenditures	(+) 108.0
➢ Depreciation and amortization	(-) 52.0
➢ Acquisition of investments in securities and lending of loans (including acquisition of copper smelting business from Mitsui Mining and Smelting)	(+) 42.0
➢ Difference in equity in income of affiliates and dividend received from such companies	(+) 33.0
➢ Others	(+) 10.4

(2) Liabilities (+) 38.9

➢ Interest-bearing debt	(+) 56.3
➢ Others (account payable, etc)	(-) 17.4

(3) Net assets (+) 180.5

➢ New issue of stocks	(+) 67.7
➢ Net income	(+) 110.0
➢ Cash dividends paid	(-) 20.1
➢ Minority interest, etc.	(+) 22.9

2. Consolidated Cash Flows

<1> Cash Flows

(Billions of Yen)

	FY2006 1H	FY2006 3Q	Total	FY2006 (Forecasts)	FY2005
Cash Flows from Operating Activities	(-) 42.8	(-) 8.1	(-) 50.9	(+) 28.0	(+) 24.3
Cash Flows from Investing Activities	(-) 53.3	(-) 25.7	(-) 79.0	(-) 123.0	(-) 37.6
Cash Flows from Financing Activities	(+) 92.7	(+) 33.7	(+) 126.4	(+) 92.0	(+) 12.0
Effect of Exchange Rate Changes	(-) 0.3	(+) 0.3	(+) 0.0	(+) 0	(+) 1.6
Net Decrease in Cash and Cash Equivalents	(-) 3.7	(+) 0.1	(-) 3.5	(-) 3.0	(+) 0.2

<2> Factors in Change from March 31, 2006 to December 31, 2006

① Cash Flows from Operating Activities (-) ¥50.9bn

➢ Income before Special Items	(+) 183.6
➢ Depreciation and amortization	(+) 35.7
➢ Tread receivables, inventories and trade payables	(-) 150.1
➢ Equity in income of non-consolidated subsidiaries and affiliates	(-) 72.9
➢ Dividend received from affiliates accounted for by equity method	(+) 41.7
➢ Income taxes paid	(-) 70.1
➢ Others	(-) 18.8

② Cash Flows from Investing Activities (-) ¥79.0bn

➢ Investments in PPE and intangible assets	(-) 66.2
➢ Acquisition of investments in securities and lending of loans	(-) 38.9
➢ Sales or maturities of investments in securities and collection of loans	(+) 22.3
➢ Sales of property, plant and equipment, and Others	(+) 3.8

③ Cash Flows from Financing Activities (+) ¥126.4bn

➢ Proceeds from issuance of stock	(+) 67.7
➢ Interest-bearing debt	(+) 73.4
➢ Cash dividends paid	(-) 20.1
➢ Cash dividends paid to minority shareholders	(-) 11.2
➢ Proceeds from third-party share allotment of consolidated subsidiary and Others	(+) 16.6

<3> Factors in Change from March 31, 2006 to March 31, 2007 (Forecasts)

① Cash Flows from Operating Activities (+) ¥28.0bn

➢ Income before Special Items	(+)	185.0
➢ Depreciation and amortization	(+)	52.0
➢ Tread receivables, inventories and trade payables	(-)	77.0
➢ Equity in income of non-consolidated subsidiaries and affiliates	(-)	95.0
➢ Dividend received from affiliates accounted for by equity method	(+)	62.0
➢ Income taxes paid and Others	(-)	99.0

② Cash Flows from Investing Activities (-) ¥123.0bn

➢ Investments in PPE and intangible assets	(-)	108.0
➢ Acquisition of investments in securities and lending of loans	(-)	42.0
➢ Sales or maturities of investments in securities and collection of loans	(+)	23.5
➢ Sales of property, plant and equipment, and Others	(+)	3.5

③ Cash Flows from Financing Activities (+) ¥92.0bn

➢ Proceeds from issuance of stock	(+)	67.7
➢ Interest-bearing debt	(+)	42.0
➢ Cash dividends paid	(-)	20.1
➢ Cash dividends paid to minority shareholders	(-)	14.0
➢ Proceeds from third-party share allotment of consolidated subsidiary and Others	(+)	16.4

3. Dividends

FY2005 (actual)				FY2006 (expected)			
Interim	Final	Annual	Payment amount	Interim	Final	Annual	Payment amount
-	¥15.00	¥15.00	¥ 12,715 million	¥8.00	¥8.00	¥16.00	¥ 14,842 million

* Payment amount is multiplied by 927,620 thousand shares, issued shares as of December 31, 2006.

4. Interest-bearing Debt

(Billions of Yen)

	Mar.31, 2006	Dec.31, 2006	Differences
Petroleum (Japan Energy Group)	430.1	476.8	(+) 46.7
Metals (Nippon Mining & Metals Group)	283.7	327.9	(+) 44.3
Others	(29.1)	(32.2)	(-) 3.1
Total	684.7	772.5	(+) 87.8

※ Others include eliminations or corporate.

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002	Mar. 31 2005	Mar. 31 2006 (A)	Dec. 31 2006 (B)	(B) - (A)	Mar. 31 2006 (F)
Interest-bearing Debt	892. 8	643. 8	684. 7	772. 5	(+) 87. 8	741. 0
Shareholders' Equity	181. 5	353. 4	467. 5	626. 4	(+) 158. 9	623. 0
Debt to Equity Ratio	4. 92	1. 82	1. 46	1. 23	(-) 0. 23	1. 19

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2006 3Q (9 months)	FY2006 (F)	FY2005
Capital expenditure	66. 3	108. 0	57. 7
Depreciation and Amortization	35. 7	52. 0	44. 9
Difference	(+) 30. 6	(+) 56. 0	(+) 12. 8

<1> Capital expenditure by segments

(Billions of Yen)

	FY2006 3Q (9 months)	FY2006 (F)	FY2005
Petroleum (Japan Energy Group)	42. 9	64. 0	34. 5
Métals (Nippon Mining & Metals Group)	22. 9	43. 0	22. 3
Resources & Metals	13. 1	19. 0	11. 5
Electronic Materials	5. 4	16. 0	6. 0
Metal Manufacturing	4. 4	8. 0	4. 8
Others	0. 5	1. 0	0. 9
Total	66. 3	108. 0	57. 7

※ Others include eliminations or corporate.

<2> Depreciation and Amortization by segments

(Billions of Yen)

	FY2006 3Q (9 months)	FY2006 (F)	FY2005
Petroleum (Japan Energy Group)	21. 3	29. 0	30. 1
Metals (Nippon Mining & Metals Group)	14. 0	22. 0	14. 4
Resources & Metals	8. 4	14. 0	6. 7
Electronic Materials	3. 4	5. 0	5. 1
Metal Manufacturing	2. 2	3. 0	2. 6
Others	0. 4	1. 0	0. 5
Total	35. 7	52. 0	44. 9

※ Others include eliminations or corporate.